INTERACTIVE HEALTH, INC.
3030 WALNUT AVENUE
LONG BEACH, CA 90807

June 8, 2005

Ms. Pamela A. Long
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Interactive Health, Inc.
  Registration Statement on Form S-1
  File No.: 333-114975

Dear Ms. Long:

        The undersigned, as Chief Executive Officer and Chief Operating Officer of Interactive Health, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

        Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). The Company further confirms that in connection with such Registration Statement, it has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

        If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Jon Layne (at (310) 552-8641) or Josh Kreinberg (at (213) 229-7775) of Gibson, Dunn & Crutcher LLP. Thank you for courtesy and cooperation in this matter.

Very truly yours,
INTERACTIVE HEALTH, INC.
/s/ CRAIG P. WOMACK Craig P. Womack Chief Executive Officer and Chief Operating Officer
cc:
Jonathan K. Layne, Gibson, Dunn & Crutcher LLP
Joshua A. Kreinberg, Gibson, Dunn & Crutcher LLP
Eric S. Haueter, Sidley Austin Brown & Wood LLP
Robert W. Kadlec, Sidley Austin Brown & Wood LLP